Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

The Hershey Company:

We consent to the use of our reports dated February 17, 2012 with respect to the consolidated balance sheets of The Hershey Company and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows and stockholders’ equity for each of the years in the three-year period ended December 31, 2011, and related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

May 18, 2012